Fulbright & Jaworski L.L.P.

A Registered Limited Liability Partnership

666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

chpalmer@fulbright.com	Telephone: (212) 318-3000
Direct dial: (212) 318-3344	Facsimile: (212) 318-3400

April 25, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Re:	Pulitzer Inc. PREM 14A filed on March 29, 2005 File No. 1-14541

Dear Mr. Webb:

     On behalf of Pulitzer Inc. (the “Company”), we are filing by EDGAR transmission the Company’s first amended preliminary proxy statement (the “Preliminary Proxy Statement”). All changes reflected in the Preliminary Proxy Statement are in response to comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of April 20, 2005, or to update certain information contained in the Preliminary Proxy Statement. The following numbered paragraphs, which correspond to the numbered paragraphs of the April 20, 2005 comment letter, set forth the Company’s responses to the Staff’s comments.

General

1.
Please supplementally send us a copy of the board book and any other materials prepared by Goldman Sachs to assist the board in evaluating the transaction. Also, provide us with a copy of the engagement letter.

RESPONSE:

Copies of the requested materials will be supplementally provided to the Staff on April 25, 2005.

2.	Please disclose why the board chose to hire two financial advisors and what role Huntleigh Securities Corporation played. If Huntleigh provided a report or opinion, you should describe this report or opinion in accordance with Item 1015 of Regulation M-A.

RESPONSE:

     The Company has added the following language to page 17 of the Preliminary Proxy Statement:

Huntleigh Securities Corporation has served as a financial advisor to our company and its predecessor, Pulitzer Publishing Company, since 1995. During that time, Huntleigh gained substantial knowledge about our company and its operations, including the opportunities and risks facing our company. Accordingly, our board of directors believed it would be in the best interests of our company to engage Huntleigh to render financial consulting services in connection with Pulitzer’s exploration of possible strategic alternatives, including the possible merger or sale of Pulitzer.

Huntleigh has assisted our board in its consideration of various strategic alternatives and has rendered advice in connection with the making of various decisions in the course of the process which has led to the approval of the merger by our board. Huntleigh has not provided a report or opinion to Pulitzer or our board of directors.

Interests of Directors and Executive Officers in the Merger, page 5

3.
Please quantify the aggregate amount of money that will be paid to directors and executive officers in the merger. Also, clarify here, if true, that there may be continuing employment opportunities for executive officers in the new enterprise after the merger.

RESPONSE:

     The Company has revised the section captioned “Interests of our Directors and Executive Officers in the Merger” on page 5 of the Preliminary Proxy Statement as follows:

Interests of our Directors and Executive Officers in the Merger

     Our executive officers and certain of our directors have interests in the merger that are different from, or in addition to, those of other stockholders. These interests include compensation and employee benefit-related protections applicable to employees generally. See “The Merger Agreement — Employee and Director Benefits” beginning on page 56. Other interests include:

•	cash-out of all vested and non-vested equity compensation awards (on the same basis as all employees); see “The Merger Agreement — Stock Options and Other Equity Awards” beginning on page 50;

•
special severance protection and other payments under our executive transition plan and related agreements for our executive officers who are terminated within two years after the merger (including potential Federal excise tax gross-up payments for Messrs. Robert C. Woodworth, president and chief executive officer, and Terrance C.Z. Egger, senior vice president);

•	transaction-related and retention incentive compensation opportunities for our executive officers and other designated employees;

•	the accelerated termination of and payout of future consulting and advisory fees under the 1999 employment and consulting agreement with the chairman of our board of directors; and

•	the potential settlement of certain life insurance arrangements covering our chief executive officer and four of our former senior executives (three of whom are directors).

     The aggregate amount of the above payments to be made to all of our executive officers and directors as a group in connection with the merger is estimated to range between approximately $31.0 million and $33.0 million. See “The Merger – Interests of our Directors and Executive Officers in the Merger” beginning on page 25. These amounts do not include approximately $42.6 million of previously earned compensation and benefits, of which (i) approximately $29.7 million relates to the cash-out value of previously vested stock option and other equity awards, (ii)  approximately $11.9 million relates to previously vested benefits under our supplemental executive benefit pension plan, and (iii)  approximately $1.0 million relates to accrued vacation and 2005 performance bonuses. These amounts also do not include ongoing fees and a contingent success bonus to a law firm and a contingent fee to a financial advisory services firm that Pulitzer has engaged in connection with the merger. Both contingent amounts are payable upon completion of the merger. A director of Pulitzer is a partner in the law firm and another director of Pulitzer is an executive officer of the financial advisory services firm. See “The Merger — Interests of our Directors and Executive Officers in the Merger– Fees to Advisors” on page 30.

     In addition, certain indemnification and insurance arrangements for our current and former directors and officers will be continued for at least six years following the closing date of the merger. See “The Merger — Interests of our Directors and Executive Officers in the Merger — Indemnification and Insurance” on page 30 and “The Merger Agreement — Indemnification, Advancement and Insurance” on page 56.

     We expect that Lee or one of its subsidiaries, including the surviving corporation, will employ Terrance C.Z. Egger, senior vice president, and Matthew G. Kraner, vice president, and that the employment of all of our other executive officers will be terminated as of the effective time of the merger. It is possible that Lee may retain as a consultant one or more of our executive officers, including Robert C. Woodworth, president and chief executive officer, whose employment is expected to be terminated.

Questions and Answers about the Merger, page 6

4.	You might consider asking and answering why you are bothering to have a vote since the outcome appears not in doubt.

RESPONSE:

Section 6.03 of the merger agreement specifically obligates the Company to hold a stockholder meeting for the purpose of voting on the adoption of the merger agreement. In addition, while the principal stockholders as well as other officers and directors of the Company are expected to vote for the adoption of the merger, they are not obligated to vote for the adoption of the merger. Further, it has been the practice of the Company and its predecessor company to submit significant proposals to a vote of the stockholders as the Company believes it is a good corporate governance practice to do so.

In light of the other questions contained in the section of the Preliminary Proxy Statement captioned “Questions and Answers About the Merger”, the Company does not believe it is necessary to add a question asking and answering why the Company is holding a special stockholder meeting.

The Merger, page 13
Background of the Merger, page 20

5.	Name the consulting firm mentioned in the second sentence of this section.

RESPONSE:

The Company has supplemented the disclosure on page 14 of the Preliminary Proxy Statement to comply with the Staff’s comment.

6.	Revise to name the “other advisors” retained to assist you with your exploration of strategic alternatives in the carryover paragraph at the top of page 16.

RESPONSE:

The Company has supplemented the disclosure on page 17 of the Preliminary Proxy Statement to comply with the Staff’s comment.

7.	If the two leaks described, respectively, in the last paragraph on page 16 and the third paragraph on page 19, affected the process, please describe.

RESPONSE:

The Company does not believe that either leak referenced in Comment #7 affected the process, other than as already described in the Preliminary Proxy Statement.

8.
It appears that the final discussions were to resolve “certain compensation and benefit issues” after the price per share was set. Please disclose what the issues were and how they were resolved, quantifying where practicable.

RESPONSE:

Regarding the statement contained in the first sentence of Comment #8, the $64.00 per share price was tentatively set only after the clarification and resolution of “certain compensation and benefit issues.” The third full paragraph on page 22 has been revised to add the following sentence to discuss more particularly the issues that were ultimately resolved. They cannot be quantified.

These compensation and benefit issues principally related to the scope and cost of our actual and proposed compensation and benefit obligations, the extent to which Lee would be committed to continue our post-retirement welfare benefits and the timing and related aspects of the liquidation of our supplemental executive benefit pension plan.

Reasons for the Merger, page 22

9.	Please revise into two lists, one of reasons in favor of the merger, the other, of reasons against.

RESPONSE:

The last sentence of the third full paragraph on page 25 states, “In addition, our board of directors did not make any specific determination of whether any particular factor or any aspect of any particular factor was favorable or unfavorable to its ultimate determination, and individual directors may have had different views on the favorability of particular factors.” Accordingly, the Company does not believe it would be appropriate to revise the section captioned “Reasons For the Merger.”

Opinion of our Financial Advisor, page 29

10.	Disclose why you use both large and mid-cap companies in your analysis and disclose which you consider Pulitzer.

RESPONSE:

The Company has revised the disclosure on page 34 of the Preliminary Proxy Statement in response to the Staff’s comment.

11.
With regard to your disclosure of the various valuation analyses that Goldman used in providing its opinion, please revise to indicate what each analysis indicates to investors. We suggest that you provide a narrative discussion of what the tables mean and how they impact or relate to the determination that the transaction is fair.

RESPONSE:

The Company has revised the disclosure on pages 34 through 39 of the Preliminary Proxy Statement in response to the Staff’s comment regarding what each component of Goldman Sachs’ fairness analysis indicates to investors.

With respect to the Staff’s comment set forth in the second sentence of Comment #11, the Company supplementally advises the Staff that the Company has been advised by Goldman Sachs that, as indicated in the disclosure currently set forth on page 39 of the Preliminary Proxy Statement, in arriving at its fairness determination Goldman Sachs considered the results of all of the analyses which it performed and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. Goldman Sachs did not, as part of this process, isolate various factors or analyses or reach separate conclusions with respect to each analysis and its impact or relation to the overall fairness determination.

12.
In the DCF and LBO analyses, explain why particular perpetuity growth rates and exit multiples were chosen to calculate terminal values, as well as why particular discount rates and target rates of return were used. Also, it would be helpful to show the cash flows that were used.

RESPONSE:

The Company has revised the disclosure on page 37 of the Preliminary Proxy Statement to explain why certain perpetuity growth rates and terminal values were chosen in connection with Goldman Sachs’ discounted cash flow and leveraged buyout analyses.

With respect to the Staff’s comment regarding the discount rates used in Goldman Sachs’ discounted cash flow analysis, as noted in “Opinion of Our Financial Advisor – Discounted Cash Flow Analysis,” as such section is currently drafted, Goldman Sachs used discount rates “reflecting estimates of the weighted average cost of capital of Pulitzer.”

With respect to the Staff’s comment regarding the rates of return reflected in Goldman Sachs’ leveraged buyout analysis, the Company respectfully notes that Goldman Sachs has informed the Company that the rates of return reflect the results of the analysis described in the section captioned “Opinion of Our Financial Advisor – Leveraged Buyout Analysis,” rather than an illustrative range of rates selected by Goldman Sachs.

Furthermore, with respect to the disclosure relating to the cash flows used in Goldman Sachs’ discounted cash flow analysis, the Company supplementally advises the Staff that the cash flows used were based upon the financial projections provided by the Company’s management.

13.	Revise your DCF discussion to include tabular disclosure similar to that used in your descriptions of other analyses.

RESPONSE:

The Company has revised the disclosure beginning on page 37 of the Preliminary Proxy Statement in response to the Staff’s comment.

14.	It is unclear from the narrative why your LBO analysis supports a finding of fairness. Please revise to clarify.

RESPONSE:

The Company respectfully directs the Staff’s attention to the portion of the Company’s response to Comment #11 relating to Goldman Sachs’ fairness determination.

Financial Projections, page 37

15.
We note your statement that “None of Pulitzer, our board of directors or Goldman Sachs assumes any responsibility for the reasonableness, completeness, accuracy or reliability for the projections.” While we do not object to the use of qualifying language with respect to the projections, we believe that disclaimers of responsibility that in any way state or imply that investors are not entitled to rely upon statements made in the proxy statement are unacceptable. Please revise to delete.

RESPONSE:

The sentence referenced in Comment #15 has been deleted. In addition, the sixth paragraph under the caption “The Merger – Financial Projections” beginning on page 40 has been revised to read as follows:

No one including Pulitzer, our board of directors, officers, employees or Goldman Sachs has made, or makes, any representation regarding the completeness, accuracy or reliability of the information contained in the projections. Except as may be required by applicable securities laws, we do not intend to update or otherwise revise the projections to reflect circumstances existing after the date when they were made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. See “Cautionary Statement Concerning Forward-Looking Information” beginning on page 11.

16.	Also revise to clarify, if true, that the projections represented management’s good faith, best efforts at projections at the time they were prepared.

RESPONSE:

The last sentence of the first paragraph under the caption “The Merger – Financial Projections” beginning on page 40 which previously read “The projections were prepared only to reflect management’s view, as of the date of the projections, of certain financial information, including our results of operations, through December 31, 2008.” has been revised to read as follows:

The projections were prepared only to reflect management’s good faith view, as of the date of the projections, of certain financial information, including our results of operations, through fiscal 2008, in light of the various assumptions underlying the projections, including the then-anticipated limited uses and recipients of the projections.

Material United States Federal Income Tax Consequences, page 45

17.	Please delete the initial sentence of the bolded paragraph on page 46.

RESPONSE:

In lieu of deleting the initial sentence of the bolded paragraph on page 48, the Company proposes to revise that sentence to read as follows:

The foregoing discussion of certain material U.S. federal income tax consequences is included for general informational purposes only and is not intended to be, and should not be construed as, definitive legal or tax advice to any holder of shares of our common stock or Class B common stock.

Litigation Challenging the Merger, page 46

18.	Supplementally provide us copies of the complaints in the shareholder litigation discussed in this section.

RESPONSE:

Copies of the complaints relating to the stockholder litigation, as well as the order of the Delaware Court of Chancery, dated February 25, 2005, consolidating the complaints into a single action, will be supplementally provided to the Staff on April 25, 2005.

Appraisal Rights, page 66

19.
Please revise your disclosure to clarify whether shareholders can perfect their appraisal rights by either not returning the proxy card, by abstaining or by signing and returning the proxy card but not giving voting instructions. If state law is unclear, state what position will be taken in regard to these matters. See Instruction 1 to Item 3.

RESPONSE:

The Company has revised the disclosure on page 68 of the Preliminary Proxy Statement to comply with the Staff’s comment as follows:

Ways that you can vote not in favor of the merger agreement include signing and returning the enclosed proxy card and marking either the “AGAINST” or “ABSTAIN” box, not returning a proxy card or attending the meeting in person and not marking a ballot to vote “FOR” the adoption of the merger agreement. You should note that if you return a signed proxy card and none of the boxes is marked, the shares represented by that proxy will be voted “FOR” the adoption of the merger agreement and you will not be entitled to appraisal rights with respect to those shares.

Representations and Warranties, page 48

20.
In an appropriate place in the proxy statement, please address the effect of the shareholder litigation on the representation and warranty as to the absence of any outstanding litigation or judgment against you.

RESPONSE:

The merger agreement was signed on January 29, 2005, and the first stockholder class action lawsuit was filed in the Delaware Court of Chancery on the morning of January 31, 2005. Accordingly, the stockholder litigation did not and could not constitute a breach of the representations and warranties contained in Section 4.08 of the merger agreement at the date of the merger agreement. In addition, the Company believes that the stockholder litigation, in its current status, would neither give rise to the right on the part of Lee to terminate the merger agreement nor result in the failure of the Company to satisfy a closing condition in the merger agreement.

We have added the following sentence to the section captioned “Litigation Challenging the Merger” on page 48 of the Preliminary Proxy Statement:

Pulitzer also believes that the consolidated action did not breach any representation or warranty of Pulitzer in the merger agreement at the date of the merger agreement and would not, in its current status, either give rise to the right on the part of Lee to terminate the merger agreement or result in Pulitzer’s failing to satisfy any closing condition in the merger agreement.

Closing Comments

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

RESPONSE:

Enclosed is a written statement from the Company in response to the Staff’s Closing Comments.

*****

Other Company Revisions

     The Company has made additional revisions to the Preliminary Proxy Statement as follows:

1.
The disclosure beginning on page 28 of the Preliminary Proxy Statement under the caption “The Merger – Interests of our Directors and Executive Officers in the Merger – Supplemental Executive Benefit Pension Plan” has been revised to reflect that the amounts payable to executive officers and directors are subject to final computations.

2.
The disclosure beginning on page 29 of the Preliminary Proxy Statement under the captions “The Merger — Interests of our Directors and Executive Officers in the Merger – Executive Transition Plan” and “The Merger – Interests of our Directors and Executive Officers in the Merger – Future Employment Arrangements” on page 30 has been revised as a result of the Company’s having obtained new information regarding the expected termination of employment of certain of its executive officers as of the effective time of the merger.

3.
Except in the case of record date information, the Company has generally updated stockholder information and related beneficial ownership percentages from as of February 25, 2005 to as of March 27, 2005, the last day of the first quarter of fiscal 2005. April 25, 2005 has been set as the record date for the special meeting of stockholders, and thus it was not possible to include record date information in this filing.

4.	The Company has made various other updating changes and corrections which are reflected in the marked copy of the Preliminary Proxy Statement.

If you have any questions regarding the foregoing, please call me at (212) 318-3344 or Laura L. Grossman at (212) 318-3237. Thank you.

Very truly yours,

/s/ Richard A. Palmer

Richard A. Palmer

cc:	Matthew Bazley Robert C. Woodworth